CUSIP No. 152418109                                           Page 1 of 44 Pages



                       Securities and exchange commission
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)


                              CENTRAL BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    152418109
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 16, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 152418109                                           Page 2 of 44 Pages






========== =====================================================================
  1        NAME OF REPORTING PERSON

           Financial Edge Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            0
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          113,900
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          0
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            113,900
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            113,900
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            6.9%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 3 of 44 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Financial Edge--Strategic Fund, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            0
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          23,200
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          0
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            23,200
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            23,200
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            1.4%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 4 of 44 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Goodbody/PL Capital, L.P.
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           WC, OO
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            0
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          12,168
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          0
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            12,168
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,168
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.7%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 5 of 44 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            0
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          137,100
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          0
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            137,100
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            137,100
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.3%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 6 of 44 Pages

========== =====================================================================
  1        NAME OF REPORTING PERSON

           Goodbody/PL Capital, LLC
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            0
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          12,168
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          0
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            12,168
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            12,168
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.7%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            PN
================================================================================

CUSIP No. 152418109                                           Page 7 of 44 Pages


========== =====================================================================
  1        NAME OF REPORTING PERSON

           John Wm. Palmer
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            0
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          149,268
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          0
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            149,268
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            149,268
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                           Page 8 of 44 Pages







========== =====================================================================
  1        NAME OF REPORTING PERSON

           Richard J. Lashley
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           AF, PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            600
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          149,268
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          600
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            149,268
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            149,868
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          [ ]
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                           Page 9 of 44 Pages



========== =====================================================================
  1        NAME OF REPORTING PERSON

           Garrett Goodbody
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            5,000
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY          12,168
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          5,000
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH            12,168
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,168
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            1.0%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                          Page 10 of 44 Pages







========== =====================================================================
  1        NAME OF REPORTING PERSON

           Richard Fates
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |X|
                                                                       (b)   [ ]
---------- ---------------------------------------------------------------------
  3        SEC USE ONLY


---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS

           PF
---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------- --- ------------------------------------------------------------
 NUMBER OF      7   SOLE VOTING POWER

  SHARES            500
                --- ------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER

  OWNED BY
                --- ------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER

 REPORTING          500
                --- ------------------------------------------------------------
   PERSON       10  SHARED DISPOSITIVE POWER

    WITH
----------- --------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            500
----------- --------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES                                          |X|
----------- --------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            <0.1%
----------- --------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

            IN
================================================================================

CUSIP No. 152418109                                          Page 11 of 44 Pages



Item 1. Security and Issuer

     This Schedule 13D is being filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); Goodbody/PL Capital, L.P., a Delaware limited partnership ("Goodbody/PL LP"); Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP ("Goodbody/PL LLC"); John W. Palmer and Richard J. Lashley, Managing Members of PL Capital and Goodbody/PL LLC; Garrett Goodbody, Managing Member of Goodbody/PL LLC; and Richard Fates. All of the filers of this Schedule 13D are collectively the "Group."

     This Schedule 13D relates to the common stock ("Common Stock") of Central Bancorp, Inc. (the "Company" or "Central Bancorp"). The address of the principal executive offices of the Company is 399 Highland Avenue, Somerville, MA 02144. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

     (a)-(c) This statement is filed by Mr. John Palmer, Mr. Richard Lashley, Mr. Garrett Goodbody and Mr. Richard Fates, with respect to the shares of Common Stock beneficially owned by them, as follows:

     (1) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

     (2) shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer's, Mr. Lashley's and Mr. Goodbody's capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

     (3) shares of Common Stock held by Mr. Lashley, Mr. Goodbody and Mr. Fates, as individuals.

     The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer, Mr. Lashley and Mr. Goodbody is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. The principal employment of Messrs. Palmer, Lashley and Goodbody is investment management.

     The business address of Mr. Fates is Baystate Financial Services, Six Kimball Lane, Lynnfield, MA 01940. The principal employment of Mr. Fates is financial planning. He was formerly the Regional President, Fleet/Bank Boston, Central Massachusetts Region.

     (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 152418109                                          Page 12 of 44 Pages

     (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) All of the individuals who are members of the Group are citizens of the United States.

     Item 3. Source and Amount of Funds or Other Consideration

     In aggregate, the Group owns 155,368 shares, equal to 9.4% of the Common Stock of the Company.

     The amount of funds expended by Financial Edge Fund to acquire the 113,900 shares of Common Stock it holds in its name is $2,550,647. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Financial Edge Strategic to acquire the 23,200 shares of Common Stock it holds in its name is $504,196. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Goodbody/PL LP to acquire the 12,168 shares of Common Stock it holds in its name is $254,324. Such funds were provided in part from Goodbody/PL LP's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business. As of the date of this filing there are no margin loans outstanding against the Common Stock holding.

     The amount of funds expended by Mr. Lashley to acquire the 600 shares of Common Stock he holds in his name is $15,250. Such funds were provided from Mr. Lashley's personal funds.

     The amount of funds expended by Mr. Goodbody to acquire the 5000 shares of Common Stock he holds in his name is $143,620. Such funds were provided from Mr. Goodbody's personal funds.

     The amount of funds expended by Mr. Fates to acquire the 500 shares of Common Stock he holds in his name is $12,947. Such funds were provided from Mr. Fates' personal funds.

     All purchases or sales of Common Stock made by members of the Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of

CUSIP No. 152418109                                          Page 13 of 44 Pages

the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

     The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

     Members of the Group believe the Company's stock is undervalued, relative to its underlying franchise value, due in part to the Company's: (1) small market capitalization and illiquid stock; (2) infrequent use of stock buybacks;
(3) high efficiency ratio; and (4) below average return on equity. Members of the Group are concerned that Central Bancorp's stock price will remain permanently undervalued, relative to its franchise value, even if the factors noted above are addressed, because they believe the Company faces diminished prospects as a small thrift operating in a highly competitive market area.

     Despite Group members' concerns about Central Bancorp's long term prospects as an independent company, members of the Group believe that the Company is located in a highly desirable market area (metropolitan Boston) that is populated with larger and more profitable financial services organizations, some of which may be interested in acquiring the Company. Therefore, members of the Group believe that the optimal way to maximize the value of the Company's franchise, and dramatically increase shareholder value, is for the Board of Directors of Central Bancorp to pursue a sale of the Company to a larger financial services organization.

     Members of the Group note that there has been a recent increase in merger activity in the Boston metropolitan area. For example, on December 19, 2002, Bay State Bancorp (symbol: BYS) a Boston area thrift, announced it was being acquired by Seacoast Financial. The acquisition price equated to approximately 213% of Bay State's book value, 17x earnings and a 18% deposit premium. In June 2002, Medford Bancorp (ticker symbol: MDBK), a $1.4 billion asset thrift, announced it was being acquired by Citizens Financial. The announced cash acquisition price equated to approximately 250% of Medford's tangible book value, 18x earnings and a 14% deposit premium (see also Exhibit 9 to this Schedule 13D). On April 10, 2002, Massachusetts Fincorp (ticker symbol: MAFN), a $125 million asset thrift, announced that it was being acquired by Abington Bancorp for $28.00 in cash. That acquisition price equals approximately 160% of MAFN's tangible book value, 20x earnings and a 5% deposit premium. On February 27, 2002, Banknorth Group, a regional bank with operations in the Boston area, announced the acquisition of Ipswich Bancshares (ticker symbol: IPSW), a $320 million asset thrift based in Boston, for approximately 260% of book value, 15x earnings and 11% premium to deposits. Based upon that, and other recent merger transaction multiples, and PL Capital's understanding of the market area and the Company, it is the opinion of members of the Group that the Company could garner a takeover premium that would be attractive to shareholders and exceed any realistically attainable value that the Company might produce by remaining independent.

CUSIP No. 152418109                                          Page 14 of 44 Pages

     On July 26, 2001, the CEO of the Company, John Doherty, agreed to meet with the principals of PL Capital at a mutually agreeable date in the near future. As of the filing date of this Schedule 13D, Mr. Doherty and the Board of the Company, other than Mr. Fates and Mr. Goodbody who are members of the Group, have refused to meet with members of the Group.

     On July 31, 2001, the Group sent a letter to Mr. Doherty, a copy of which is attached as Exhibit 2. The Group's letter responded to a press release issued by the Company on July 26, 2001 and to public statements made by members of the Company to various news services. The letter discussed the Group's concern about what it believes to be various false and misleading statements contained in the Company's press release and called upon the Company to retract the Press Release, among other things. The Group's letter also called upon the Board members who currently serve as Trustees of the Company's ESOP to resign, in light of the assertions made in the Company's July 26th press release.

     On October 25, 2001, members of the Group sent a letter expressing their concerns about the financial results of the Company to Mr. Doherty, a copy of which is attached as Exhibit 3.

     On February 7, 2002 members of the PL Capital Group sent Mr. John Doherty, CEO of the Company and Mr. Joseph Doherty, Chairman of the Company (together, the "Doherty Group"), a letter, a copy of which is attached as Exhibit 4. The letter called upon John and Joseph Doherty to meet their public reporting obligations under the laws and regulations of the Securities and Exchange Commission (the "SEC"), by filing a Schedule 13D disclosing that: (1) the Dohertys are a group acting in concert with respect to their collective ownership of Central Bancorp and (2) the Doherty Group has an intention to acquire up to 20% of the Common Stock of the Company. The letter stated that the PL Capital Group intended to pursue legal action against the Dohertys if they did not properly file a Schedule 13D with the SEC. A copy of the letter was also provided to the corporate Secretary and outside members of the Company's Board of Directors so that they might evaluate the consequences of the Dohertys' actions on the Company.

     On February 22, 2002, members of the PL Capital Group sent the Doherty Group a letter, a copy of which is attached as Exhibit 5. The letter reiterated the PL Capital Group's earlier demand that the members of the Doherty Group meet their public reporting obligations and file a Schedule 13D disclosing matters previously not disclosed. On February 25, 2002, the Doherty Group filed an initial Schedule 13D disclosing the matters referred to in the letter sent by the PL Capital Group.

     On March 1, 2002, Richard Lashley sent a letter demanding access to and copies of the list of stockholders and certain other stockholder materials of the Company. A copy of that letter is attached as Exhibit 6. Certain of such materials were provided by the Company to Mr. Lashley on May 2, 2002. On May 22, 2002, Richard Lashley sent a letter to the Company requesting certain materials that were not provided. A copy of that letter is attached as Exhibit 7.

     On June 6, 2002, Mr. Lashley sent a letter to the Company notifying the Company of his intent to nominate Mr. Goodbody and Mr. Fates for election to the Company's Board of

CUSIP No. 152418109                                          Page 15 of 44 Pages

Directors at the next Annual Meeting of the Company, presently scheduled for September 30, 2002. A copy of that letter is attached as Exhibit 8.

     On June 14, 2002, Mr. Lashley sent a letter to the Company regarding opportunities to maximize shareholder value. A copy of that letter is attached as Exhibit 9. On July 12, 2002, the Group sent a letter to shareholders of the Company, stating the Group's intent to nominate Mr. Goodbody and Mr. Fates for election to the Board of Directors at the next Annual Meeting of the Company and urging shareholders to review the Group's proxy materials when they are received. A copy of that letter is attached as Exhibit 10.

     On October 1, 2002, following the convening of the Annual Meeting on September 30, 2002, Mr. Lashley and PL Capital filed a lawsuit against the Company and against each director of the Company. A copy of the complaint in that lawsuit is attached as Exhibit 11. The lawsuit was dismissed on December 12, 2002; Mr. Lashley and PL Capital believe that the lawsuit may be refiled and are pursuing options related to refiling.

     On October 25, 2002, the Company issued a press release announcing the final results of the election of directors at the Annual Meeting. The Company announced that shareholders had elected the PL Capital Group's nominees, Mr. Goodbody and Mr. Fates, to the Company's board of directors, and that two of the Company nominees, Messrs. Gilgun and Santini, were defeated. In a November 7, 2002 press release, Central Bancorp announced that the Company's board elected Messrs. Santini and Gilgun, the two nominees of the Company that Messrs. Goodbody and Fates had just defeated in the Central Bancorp election, to the board of Central Co-Operative Bank, the principal operating subsidiary of the Company. Messrs. Goodbody and Fates were not elected to the board of Central Co-Operative Bank.

     On January 16, 2003, Mr. Lashley and PL Capital sent a letter to the Board of Directors of the Company, demanding that the Board of Directors take prompt remedial action to appoint Messrs. Goodbody and Fates to the board of directors of Central Co-Operative Bank and correct the wrongdoing detailed in Counts II-IV of the attached amended complaint. A copy of the shareholder derivative demand letter is attached as Exhibit 12.

     Members of the Group may make further purchases or sales of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Members of the Group may also, among other things, contact potential acquirers of the Company to encourage them to pursue merger discussions with the Company. To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 152418109                                          Page 16 of 44 Pages

Item 5. Interest in Securities of the Company

     The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,659,933, reported as the number of outstanding shares as of November 12, 2002, on the Company's Form 10-Q filed November 14, 2002. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq, except as otherwise stated.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic has made no purchases or sales of Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Goodbody/PL LP

     (a)-(b) See cover page.

     (c) Goodbody/PL LP has made no purchases or sales of Common Stock in the last 60 days.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and

CUSIP No. 152418109                                          Page 17 of 44 Pages

          Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)  PL Capital

     (a)-(b) See cover page.

     (c)  PL Capital has made no purchases or sales of Common Stock directly.

     (d) PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)  Goodbody/PL LLC

     (a)-(b) See cover page.

     (c) Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

     (d) Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Goodbody, Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Goodbody, Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)  Mr. John Palmer

     (a)-(b) See cover page.

     (c)  Mr. Palmer has made no purchases or sales of Common Stock directly.

(G)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c) Mr. Lashley has made no purchases or sales of Common Stock in the last 60 days.

(H)  Mr. Garrett Goodbody

     (a)-(b) See cover page.

CUSIP No. 152418109                                          Page 18 of 44 Pages

     (c) Mr. Goodbody has made no purchases or sales of Common Stock in the last 60 days.

(I)  Mr. Richard Fates

     (a)-(b) See cover page.

     (c) Mr. Fates has made no purchases or sales of Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Financial Edge Fund has agreed to indemnify Mr. Fates for all costs and expenses arising out of or related to his nomination for election as a director of Central Bancorp. With respect to Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     No.  Description
     ---  -----------
     1    Joint Filing Agreement.*
     2    Letter from The PL Capital Group to the Company, dated July 31, 2001.*
     3    Letter from The PL Capital Group to the Company, dated October 25,
          2001.*
     4 Letter from The PL Capital Group to John Doherty and Joseph Doherty, dated February 7, 2002.*
     5 Letter from The PL Capital Group to John Doherty, Joseph Doherty and the Joseph Doherty Family Limited Partnership, dated February 22, 2002.*
     6 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated March 1, 2002.*
     7 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated May 22, 2002.*
     8 Letter from Richard J. Lashley to Rhoda K. Astone, Secretary and Clerk of the Company, dated June 6, 2002.*
     9    Letter from Richard J. Lashley to the Company, dated June 14, 2002.*
     10 Letter from The PL Capital Group to shareholders of the Company, dated July 11, 2002.*
     11 Complaint filed in the District of Massachusetts federal court on October 1, 2002.*

CUSIP No. 152418109                                          Page 19 of 44 Pages

     12 Shareholder Derivative Demand Letter from Richard Lashley and PL Capital to the Company's Board of Directors, dated January 16, 2003.
______________
*Filed with an earlier-filed version of this Schedule 13D.

CUSIP No. 152418109                                          Page 20 of 44 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2003

            --------------------------------------------------------------------
            FINANCIAL EDGE FUND, L.P.

            By:    PL CAPITAL, LLC
                   General Partner

            By:    /s/ John Palmer   /s/ Richard Lashley
                   John Palmer       Richard Lashley
                   Managing Member   Managing Member

            --------------------------------------------------------------------
            FINANCIAL EDGE-STRATEGIC FUND, L.P.

            By:    PL CAPITAL, LLC
                   General Partner

            By:    /s/ John Palmer   /s/ Richard Lashley
                   John Palmer       Richard Lashley
                   Managing Member   Managing Member

            --------------------------------------------------------------------
            PL CAPITAL, LLC

            By:    /s/ John Palmer   /s/ Richard Lashley
                   John Palmer       Richard Lashley
                   Managing Member   Managing Member

            --------------------------------------------------------------------
            GOODBODY/PL CAPITAL, L.P.

            By:    GOODBODY/PL CAPITAL, LLC
                   General Partner

            By:    /s/ John Palmer   /s/ Richard Lashley    /s/ Garrett Goodbody
                   John Palmer       Richard Lashley        Garrett Goodbody
                   Managing Member   Managing Member        Managing Member

            --------------------------------------------------------------------

CUSIP No. 152418109                                          Page 21 of 44 Pages




            --------------------------------------------------------------------
            GOODBODY/PL CAPITAL, LLC

            By:    /s/ John Palmer    /s/ Richard Lashley   /s/ Garrett Goodbody
                   John Palmer        Richard Lashley       Garrett Goodbody
                   Managing Member    Managing Member       Managing Member

            --------------------------------------------------------------------

-----------------------------------------------

By:      /s/ John Palmer
         John Palmer

-----------------------------------------------

By:      /s/ Richard Lashley
         Richard Lashley

-----------------------------------------------

By:      /s/ Garrett Goodbody
         Garrett Goodbody

-----------------------------------------------

By:      /s/ Richard Fates
         Richard Fates

-----------------------------------------------

CUSIP No. 152418109                                          Page 22 of 44 Pages




                                                                      EXHIBIT 12

                                January 16, 2003

BY REGISTERED MAIL
------------------

Board of Directors
Central Bancorp, Inc.
399 Highland Avenue
Somerville, MA 02144

         Re:     Stockholder Demand
                 ------------------

Ladies and Gentlemen:

     We are stockholders in Central Bancorp, Inc. (the "Company"). Pursuant to Massachusetts Rule of Civil Procedure 23.1, and other applicable Massachusetts laws, we hereby demand that the Board of Directors of the Company take prompt remedial action to correct the wrongdoing detailed in Counts II-IV of the attached Amended Complaint.

     Please advise us regarding the action taken by the Board in this regard.


                                          Very truly yours,

                                          /s/ Richard J. Lashley

                                          Richard J. Lashley and PL Capital, LLC

Encl.

CUSIP No. 152418109                                          Page 23 of 44 Pages



                          UNITED STATES DISTRICT COURT
                        FOR THE DISTRICT OF MASSACHUSETTS

RICHARD LASHLEY (a New Jersey citizen),           )
individually and as a managing member             )
of PL CAPITAL, LLC, and PL CAPITAL, LLC           )
(a Delaware limited liability company),           )
                                                  )
                  Plaintiffs,                     )
                                                  )
         v.                                       )    CIVIL ACTION
                                                  )    No. 02-11931-EPH
CENTRAL BANCORP, INC. (a                          )
Massachusetts corporation), JOHN D.               )
DOHERTY, JOSEPH R. DOHERTY, TERENCE D.            )
KENNEY, JOHN G. QUINN, GREGORY W. BOULOS,         )
JOHN F. GILGUN, JR., NANCY D. NERI,               )
MARAT E. SANTINI, and PAUL E. BULMAN,             )
                                                  )
                                                  )
                  Defendants.                     )
                                                  )
                                                  )
                                                  )
--------------------------------------------------


                             FIRST AMENDED COMPLAINT

     Plaintiffs, Richard Lashley and PL Capital, LLC (collectively the "Stockholders"), by and through their attorneys and for their First Amended Complaint against the defendants, Central Bancorp, Inc. ("Central Bancorp") and certain of its current and former directors ("Directors"), allege as follows:

                                  INTRODUCTION

     1. The Stockholders file this Complaint to address actions taken with the consent of Central Bancorp's Directors in connection with the election of directors at Central Bancorp's annual meeting of stockholders on September 30, 2002. At the conclusion of the meeting, rather than terminate the vote count and close the polls, Central Bancorp, through its officers and with the consent of the Directors, adjourned the meeting until October 11, 2002 putatively to permit

CUSIP No. 152418109                                          Page 24 of 44 Pages

additional stockholders to vote at a time when the plaintiffs' nominees should have clearly been declared the winners of the election.

     2. The Directors' desperate self-serving attempt to entrench themselves in power ultimately failed, as the plaintiffs' nominees were elected as directors when the polls finally closed on October 11, 2002. But the Directors' efforts to disenfranchise Central Bancorp's stockholders continued when the Directors refused to elect plaintiffs' nominees to the Board of Directors of Central Bancorp's primary operating subsidiary and instead elected the very nominees who had been defeated in the vote of Central Bancorp's stockholders at the 2002 Annual Meeting thereby, de facto nullifying the stockholder vote.

                                    PARTIES

     3. Plaintiff Richard Lashley ("Lashley") is a citizen of Warren, New
Jersey.

     4. Plaintiff PL Capital ("PL Capital") is a Delaware limited liability company.

     5. Lashley is a managing member of PL Capital, LLC. PL Capital is the general partner of Financial Edge Fund, L.P., a Delaware limited partnership and Financial Edge-Strategic Fund, L.P., a Delaware limited partnership. In their representative and individual capacities the Stockholders beneficially own and control greater than 9.3% of Central Bancorp's outstanding shares. The total outstanding shares for Central Bancorp as of the August 23, 2002 Record Date was 1,659,933.

     6. Defendant Central Bancorp is a corporation organized under the laws of the Commonwealth of Massachusetts with its principal place of business located in Somerville, Massachusetts. Central Bancorp is a Nasdaq-listed company and registered bank holding company, the stock of which trades under the symbol CEBK. Central Bancorp conducts substantially all of its operations and derives substantially all of its income from its bank subsidiary, Central Co-Operative Bank (the "Bank").

CUSIP No. 152418109                                          Page 25 of 44 Pages

     7. Defendants John D. Doherty, Joseph R. Doherty, Terence D. Kenney, John
G. Quinn, John F. Gilgun, Jr., Nancy D. Neri, Marat E. Santini, and Paul E. Bulman are or were members of the board of directors of Central Bancorp and are citizens of Massachusetts.

     8. Defendant Gregory W. Boulos is a member of the board of directors of Central Bancorp and is a resident of Maine.

                             JURISDICTION AND VENUE

     9. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. ss. 1332 (diversity jurisdiction), in that the Plaintiffs and Defendants reside in different states and the amount in controversy exceeds $75,000.

     10. Venue is proper in this Court and this Court has personal jurisdiction over Defendants in that all Defendants reside or are in part employed within this judicial district and have committed the acts and/or omissions giving rise to this action within this district.

     11. The Stockholders seek a finding by this Court that the Defendant directors breached their fiduciary duty by (1) purporting to continue the stockholder meeting beyond the time permitted by its By-Laws and the Massachusetts Business Corporation Law; (2) purporting to adjourn the meeting over the objection of a majority of voters presiding at the meeting in violation of Central Bancorp's By-Laws; (3) adjourning the meeting for the sole purpose of disenfranchising the majority of Central Bancorp stockholders who had already voted in connection with the annual meeting to elect a slate of directors in opposition to entrenched management; (4) failing to cause the election of the Stockholders' nominees, who were elected to the Board of Central Bancorp, to the Board of Directors of Central Bancorp's operating subsidiary, the Bank; (5) failing to conduct a reasonable investigation of the sale of Central Bancorp to a larger financial services company; and (6) consenting to the reimbursement by Central Bancorp of the personal legal fees incurred by John D. Doherty, Joseph
R. Doherty,

CUSIP No. 152418109                                          Page 26 of 44 Pages

and/or the Joseph Doherty Family LP (the "Dohertys") for the Dohertys' failure to file accurate disclosures as required by law.

                                     FACTS

The Bank

     12. The Bank was organized as a Massachusetts chartered cooperative bank in 1915. The Bank was converted from mutual to stock form in 1986.

     13. The primary business of the Bank is to acquire funds in the form of deposits and use the funds to make mortgage loans for the construction, purchase and refinancing of residential properties, and to a lesser extent, to make loans on commercial real estate in this market area. The Bank also makes a limited amount of consumer loans including education, home improvement, and secured and unsecured personal loans. In recent years, the Bank has engaged in increased commercial lending and has used excess funds to purchase investment and mortgage-backed securities. The Bank's operations are conducted through eight full-service office facilities located in the Commonwealth of Massachusetts.

The Dohertys

     14. For many years, the Dohertys have effectively controlled the Bank. John
D. Doherty is President, CEO and Director of the Bank. Joseph R. Doherty, who is John D. Doherty's father, is Chairman of the Bank.

The Formation of Central Bancorp

     15. Prior to January 8, 1999, the Bank was a single entity without a parent company. The Bank's shares, which were publicly traded, were registered with the Federal Deposit Insurance Corporation.

     16. Effective January 8, 1999, the Bank converted to a holding company structure (the "Conversion"). In the Conversion, shares of the Bank were exchanged for shares of Central

CUSIP No. 152418109                                          Page 27 of 44 Pages

Bancorp, and the Bank became a wholly-owned subsidiary of Central Bancorp. Central Bancorp was incorporated solely for the purpose of becoming the holding company of the Bank. Central Bancorp has no significant assets other than 100% of the common stock of the Bank.

     17. Since the January 8, 1999 effective date of the Conversion, the Bank has continued to serve its customers from its then existing office locations. The assets, property, rights and powers, debts, liabilities, obligations and duties of the Bank did not change as a result of the Conversion, except with respect to the payment of a dividend by the Bank to Central Bancorp in order to capitalize Central Bancorp. Similarly, the Bank's amended charter and by-laws, and the name of the Bank, were not changed as a result of the Conversion.

The Boards Of Directors

     18. The Conversion did not change the composition of the Bank's Board of Directors (the "Bank Board"). The eight (8) directors of the Bank Board immediately prior to the Conversion continued to serve as such after the Conversion.

     19. Additionally, upon the formation of Central Bancorp, all eight (8) of the directors of the Bank Board also became directors serving on Central Bancorp's Board of Directors (the "Central Bancorp Board"). No separate compensation has been paid to the directors of the Central Bancorp Board in addition to the compensation paid to them for serving on the Bank Board.

     20. At all relevant times during the period January 8, 1999 through approximately November 7, 2002, the directors serving on the Bank Board and the Central Bancorp Board have been identical.

     21. Since the January 8, 1999 Conversion, the Bank Board has had a pattern of meeting more often than the Central Bancorp Board. In the fiscal year ending March 31, 2000, the Bank Board met twelve (12) times, while the Central Bancorp Board met only eight (8)

CUSIP No. 152418109                                          Page 28 of 44 Pages

times. In the fiscal year ending March 31, 2001, the Bank Board met twelve (12) times, while the Central Bancorp Board met only seven (7) times. In the fiscal year ending March 31, 2002, the Bank Board and the Central Bancorp Board each met twelve (12) times.

     22. Both the Bank Board and the Central Bancorp Board have formed committees. One of the committees of the Bank Board is the Finance Committee. Since at least 2001, the Bank's Board Finance Committee has served as the Audit Committee for the Central Bancorp Board.

The Stockholders' Intentions Concerning Central Bancorp

     23. In July 2001 the Stockholders filed their first Schedule 13D with the United States Securities and Exchange Commission acknowledging their ownership of approximately 90,000 shares of Central Bancorp stock. In that filing, the Stockholders indicated that the "purpose of transaction" was that "the group believes that the optimal way to maximize the value of the company's franchise, and dramatically increase stockholder value, is for the Board of Directors of Central Bancorp to investigate the sale of the company to a larger financial services organization."

     24. On July 26, 2001, and in response to Stockholders' Schedule 13D, Central Bancorp issued a press release entitled: "Central Bancorp Response to 13D Filing Noting the Company is Not for Sale." See Exhibit A.

     25. Approximately six months later and on February 5, 2002, the Stockholders filed an amendment to their Schedule 13D disclosing that "the group presently intends to nominate Mr. Goodbody and Mr. Fates for election to the Board of Directors of the company at the next annual meeting of the company." See Exhibit B (excerpts from Schedule 13D, Amendment 3).

     26. The By-Laws of Central Bancorp require that `the annual meeting of the stockholders for elections and other purposes shall be held within six months after the end of the

CUSIP No. 152418109                                          Page 29 of 44 Pages

corporation's fiscal year. . . ." See Exhibit C. This same requirement is also set forth in the Massachusetts Business Corporation Law, Chapter 156B, section 33 (Mass. Gen. Laws ch. 156B sec. 33).

     27. Central Bancorp's fiscal year end is March 31.

     28. After having adopted a bank holding company structure in 1999, Central Bancorp convened each of its three subsequent annual meetings of stockholders in the month of July. The annual meeting of stockholders for fiscal year 1999 occurred on July 29, 1999. The annual meeting of stockholders for fiscal year 2000 occurred on July 27, 2000. The annual meeting of stockholders for fiscal year 2001 occurred on July 26, 2001.

     29. Yet, less than ten days following the Schedule 13D amendment filed by the Stockholders on February 5, 2002 wherein the Stockholders indicated their intent to nominate two individuals for election to the Board of Directors at the next annual meeting of Central Bancorp, Central Bancorp issued a press release announcing its 2002 annual meeting of stockholders would be held on September 30, 2002, two months later than its normal practice. See Exhibit D. September 30, 2002 is exactly six months after Central Bancorp's 2002 fiscal year end and is the last day compliant with its By-Law provision and the Massachusetts Business Corporation Law requirement that the meeting be held "within" six months of Central Bancorp's fiscal year end.

Proxy Contest

     30. By July 19, 2002 Central Bancorp began the process of actively soliciting proxies for the election of its director candidates at the 2002 annual meeting of stockholders. On August 30, 2002, Central Bancorp filed its definitive proxy statement for the election of directors at the September 30, 2002 annual meeting of stockholders.

CUSIP No. 152418109                                          Page 30 of 44 Pages

     31. Shortly thereafter, on September 3, 2002 the Stockholders filed their definitive proxy statement for the election of directors at the 2002 annual meeting of stockholders to be held on September 30, 2002.

     32. There were extensive communications and solicitations by Central Bancorp and the Stockholders to all Central Bancorp stockholders discussing the qualifications of their respective candidates and the recommendation that Central Bancorp stockholders vote in favor of Central Bancorp's particular candidates.

     33. In total, Central Bancorp mailed proxy cards along with its proxy statement and/or letters to stockholders in support of their candidates to all Central Bancorp stockholders of record on at least 5 separate occasions leading up to the September 30, 2002 annual meeting of stockholders. Central Bancorp also employed Georgeson Stockholder Services, the largest proxy solicitation firm in the country, to actively contact Central Bancorp's stockholders telephonically.

Central Bancorp's Statements In Its Proxy Solicitations

     34. In its proxy materials for the election of directors at the 2002 annual meeting, Central Bancorp never stated or implied that it would abandon its consistent practice of causing persons elected as directors of the Central Bancorp Board to also be elected as directors of the Bank Board. Quite to the contrary, Central Bancorp stated or implied that this practice would continue after the election of directors at the 2002 annual meeting. For example, in touting the qualifications of its nominees, Marat E. Santini and John F. Gilgun, Jr., Central Bancorp cited these individuals' contributions on the Bank Board's security committee, which functions as the Bank's loan approval committee. Central Bancorp stated that these individuals' experience was "vital to the success" of Central Bancorp. Central Bancorp stated or implied that these individuals should be elected to the Central Bancorp Board because, consistent with Central

CUSIP No. 152418109                                          Page 31 of 44 Pages

Bancorp's past practice, any person elected to the Central Bancorp Board would also be elected to the Bank Board.

     35. Based on Central Bancorp's proxy materials, and well as Central Bancorp's consistent pattern and practice of causing persons elected to the Central Bancorp Board to also be elected to the Bank Board, the stockholders of Central Bancorp who voted in the 2002 election of directors reasonably believed that a person elected to the Central Bancorp Board would also be elected to the Bank Board.

     36. Additionally, in its July 26, 2001 press release (see Exhibit A) and in its proxy materials for the election of directors at the 2002 annual meeting, Central Bancorp stated that the Central Bancorp Board had already concluded that Central Bancorp should not be sold to a larger financial services company. Central Bancorp made these statements before the Central Bancorp Board even met with financial advisors to discuss the sale of the company at a November, 2002 meeting. The Adjournment of the Annual Meeting

     37. The annual meeting of stockholders was convened at approximately 11:10 a.m. September 30, 2002 at the Holiday Inn in Somerville, Massachusetts.

     38. Immediately prior to the commencement of the meeting, the Stockholders had received a majority of votes cast and sufficient votes to elect their nominees to Central Bancorp's Board of Directors. PL Capital Group held proxies representing 751,091 shares, or 45.2% of the outstanding shares eligible to vote at the 2002 annual meeting of stockholders, including proxies for 736,929 shares issued by ADP Proxy Services (representing "street name" shares) and 14,090 shares voted by record name holders. Also, prior to the 2002 annual meeting of stockholders, Central Bancorp held proxies issued by ADP representing 268,353 shares. Although the inspector of elections did not provide a report of proxies held in record name by Central

CUSIP No. 152418109                                          Page 32 of 44 Pages

Bancorp, the officers and directors (and employee stock ownership plan) of Central Bancorp held at least 397,769 shares. If those shares were all voted at the meeting in favor of the election of Central Bancorp's nominees, Central Bancorp would have held proxies representing at least 666,122 shares or 40.1% of the outstanding shares. Consequently, a minimum of 85% of the outstanding shares were voted and in attendance at the annual meeting.

     39. Immediately prior to the commencement of the meeting, Central Bancorp provided the stockholders present at the meeting with an agenda and rules for conduct of the 2002 annual meeting of stockholders. See Exhibit E. Defendant, John D. Doherty, opened the meeting by declaring that a quorum was present to transact Central Bancorp business. The Agenda for the Annual Meeting contains ten items. These include #10, "Adjournment." Rule 3 of the Rules For Conduct of the 2002 Annual Meeting states that "Only items of business listed on the accompanying Agenda may be properly introduced at the Annual Meeting . . ."
Article II, Section 6 of the Bylaws of Central Bancorp which governs stockholder meetings and is titled "ACTION AT MEETING," states that "When a quorum is present, any matter before the meeting shall be decided by vote of holders of a majority of the shares of stock voting on such matter, except where a larger vote is required by Law, by the Articles of Organization or these Bylaws." Defendant Doherty then proceeded through an orderly completion of the agenda. Then, at the end of the meeting at approximately 12:15 p.m. September 30, 2002, the president and chief executive officer, John D. Doherty, who was presiding over the meeting, abruptly announced that the polls would not be closed and the meeting would not be terminated but rather adjourned until October 11, 2002 at 3:00 p.m. in order putatively to give additional stockholders an opportunity to vote. No motion or second was presented and no vote of stockholders present, in person or by proxy, was allowed.

CUSIP No. 152418109                                          Page 33 of 44 Pages

     40. Palmer, a stockholder and representative of PL Capital, was holding a master ballot which represented the voting of approximately 45 percent of the total outstanding Central Bancorp stock and a majority of the 85% of all Central Bancorp stock voted at that time. Mr. Palmer immediately stood up and objected to the adjournment of the meeting until October 11, 2002. Mr. Palmer was immediately informed by Mr. Doherty that he was "out of order," which admonishment was immediately followed by the exit of all of the executive officers and board members of Central Bancorp from the meeting.

     41. At the close of business on September 30, 2002, Central Bancorp issued a press release entitled "Central Bancorp, Inc. Convenes Annual Meeting--Polls to Remain Open Until October 11, 2002." In that press release, John D. Doherty is quoted as saying that, "in light of the importance of this election and the fact that a significant number of shares are not present in person or by proxy, the polls will remain open to allow the greatest number of stockholders possible to cast their votes." Nowhere in the press release did Central Bancorp indicate that Plaintiff Stockholders had received a majority of votes cast to elect their nominees to the Central Bancorp Board and that the sole purpose for permitting the "polls to remain open" was to enable management to obtain additional shares hopefully to change the outcome of the election in their favor. Thus, the meeting was adjourned until October 11, 2002, over the Stockholders' objections.

     42. On October 3, 2002, notwithstanding Central Bancorp's assertion that it had adjourned the meeting "to allow the greatest number of stockholders possible to cast their votes," Central Bancorp proceeded to mail additional solicitation material, but only to Central Bancorp shareholders owning more than 500 shares. By not soliciting proxies from shareholders owning 500 shares or fewer, Central Bancorp ignored 255 shareholders owning a total of 50,682 shares

CUSIP No. 152418109                                          Page 34 of 44 Pages

(approximately 3% of the shareholders). Central Bancorp's intention in mailing additional solicitation material only to those shareholders owning more than 500 shares was to try to reach only those shareholders who Central Bancorp believed might change their votes away from PL Capital's candidates. Additionally, in its solicitation materials, Central Bancorp did not just encourage shareholders who had not voted previously to vote. The Company also solicited shareholders who previously voted for PL Capital's nominees to switch their vote to Central Bancorp's nominees.

     43. Despite Central Bancorp's unauthorized adjournment of the meeting, its attempts to change the outcome of the election in favor of Central Bancorp's candidates were unsuccessful. When the polls finally closed on October 11, 2002, the Stockholders' candidates, Goodbody and Fates, along with Paul Bulman (one of Central Bancorp's candidates) received the plurality of the votes and were elected directors of Central Bancorp. In fact, as of October 11, 2002, PL Capital's nominees received more votes, and Central Bancorp's nominees received less votes, than each did as of September 30, 2002.

The Central Bancorp Board Meets For the First Time After The Election

     44. On or about November 7, 2002, Goodbody and Fates attended the first meeting of the Central Bancorp Board since their election as directors at the 2002 annual meeting.

     45. At this meeting, the Directors caused the two persons who had been defeated by Goodbody and Fates in the election to be elected to the Bank Board. At the same time, the Directors caused the lone management-sponsored candidate elected as a director at the 2002 annual meeting, Bulman, to be elected to the Bank Board. Thus, the Directors caused the election to the Bank Board of all of Central Bancorp's candidates in the election of directors at the 2002 annual meeting - even the two candidates who lost the election -- and excluded the Stockholders' two candidates, who won the election.

CUSIP No. 152418109                                          Page 35 of 44 Pages

     46. At the close of business on November 7, 2002, Central Bancorp issued a press release entitled "Central Bancorp to Remain Independent." See Exhibit F. In that press release, Central Bancorp announced that its three candidates at the 2002 election --- Bulman, Santini, and Gilgun - had been elected to the Bank Board.

     47. In this press release, Central Bancorp also announced that at its first meeting since the 2002 annual meeting of stockholders, the Central Bancorp Board had met with financial advisors and determined that Central Bancorp should not be sold. Given that Goodbody and Fates were at their first meeting of Central Bancorp's Board, and in light of the fact that the sale of Central Bancorp was the primary platform upon which shareholders elected PL Capital's nominees, it is not possible that a proper investigation and conclusion could have been reached at this meeting.

                                    COUNT I

          Manipulation of Corporate Franchise/Breach of Fiduciary Duty:
                     Adjournment of the 2002 Annual Meeting

     48. Plaintiff Stockholders reallege and incorporate by reference paragraphs 1 through 47 of this Complaint as if fully set forth herein.

     49. The director defendants' actions in refusing to properly conclude the annual meeting of stockholders on September 30, 2002 were actions taken with the purpose of, and had the effect of, inequitably restraining the power and right of the Stockholders to elect their director nominees in opposition to Central Bancorp's candidates.

     50. The director defendants' actions in adjourning the September 30, 2002 annual meeting of stockholders constitute a breach of the director defendants' fiduciary duty and duty of good faith and constitute an inequitable and improper manipulation of the corporate franchise.

CUSIP No. 152418109                                          Page 36 of 44 Pages

     51. The director defendants also breached their fiduciary duty by violating Central Bancorp's By-Law requirements that an annual meeting of stockholders be held within six months after the end of the corporation's fiscal year. . ." and the Massachusetts Business Corporation Law, Mass. Gen. Laws ch. 156B section 33, requirement that there shall be an annual meeting of stockholders within six months after the end of the fiscal year of the corporation."

     52. The director defendants breached their fiduciary duty by failing to obtain a vote of the stockholders present to adjourn the September 30, 2002 annual meeting of stockholders, especially in light of the objection to the adjournment by stockholders holding proxies for a majority of the votes cast. The director defendants' actions in failing to terminate the meeting constitute a breach of fiduciary duty by such defendants.

     53. As a result of the director defendants' breach of fiduciary duty, the Stockholders have suffered damages.

     WHEREFORE, plaintiffs request that the Court enter its orders, judgment and decrees in their favor and against the director defendants:

     A. Finding that the director defendants breached their fiduciary duty by adjourning the annual meeting of stockholders on September 30, 2002 to October 11, 2002 for the sole purpose of disenfranchising the majority of stockholders who had voted to elect Plaintiffs' director nominees to Central Bancorp's board of directors;

     B. Finding that the director defendants breached their fiduciary duty by failing to obtain a vote of the majority of stockholders present in order to adjourn the September 30, 2002 annual meeting of stockholders;

CUSIP No. 152418109                                          Page 37 of 44 Pages

     C. Finding that the director defendants breached their fiduciary duty by violating Central Bancorp's by-law requirements that an annual meeting with stockholders be held "within" six months of Central Bancorp's fiscal year end;


     D. Awarding plaintiffs compensatory damages in an amount to be determined at trial;

     E. Awarding plaintiffs their costs and attorneys fees incurred in prosecuting this litigation; and

     F. Awarding such other and further relief as the Court deems just and proper.

                                    COUNT II

         Manipulation of Corporate Franchise/Breach of Fiduciary Duty:
  Failure to Cause the Election of the Stockholders' Nominees to the Bank Board

     54. Plaintiff Stockholders reallege and incorporate by reference paragraphs 1 through 47 of this Complaint as if fully set forth herein.

     55. The director defendants' actions in refusing to cause the election of the Stockholders' nominees, Goodbody and Fates, to the Bank Board, and instead causing the election of Santini and Gilgun, the two Central Bancorp nominees who had been defeated at the annual meeting of stockholders on September 30, 2002, were taken with the purpose of, and have the effect of, inequitably restraining the power and right of the Stockholders to elect their director nominees in opposition to Central Bancorp's candidates.

     56. The director defendants' actions in refusing to cause the election of the Stockholders' nominees, Goodbody and Fates, to the Bank Board, and instead causing the election of Santini and Gilgun, the two Central Bancorp nominees who had been defeated at the annual meeting of stockholders on September 30, 2002, constitute a breach of the director

CUSIP No. 152418109                                          Page 38 of 44 Pages

defendants' fiduciary duty and duty of good faith and constitute an inequitable and improper manipulation of the corporate franchise.

     57. Plaintiff stockholders have no adequate remedy at law.

     WHEREFORE, Plaintiffs request that the Court enter its orders, judgment and decrees in their favor and against the defendants:

     A. Finding that the director defendants breached their fiduciary duty by refusing to cause the election of the Stockholders' nominees, Goodbody and Fates, to the Bank Board, and instead causing the election of Gilgun and Santini, the two Central Bancorp nominees who had been defeated at the annual meeting of stockholders on September 30, 2002;

     B. Declaring and decreeing that the election to the Bank Board of Gilgun and Santini, the two Central Bancorp nominees who had been defeated at the annual meeting of stockholders on September 30, 2002, is null and void;

     C. Ordering that the director defendants cause the election of the Stockholders' nominees, Goodbody and Fates, to the Bank Board;

     D. Awarding plaintiffs their costs and attorneys fees incurred in prosecuting this litigation; and

     E. Awarding such other and further relief as the Court deems just and proper.

                                   COUNT III

      Breach of Fiduciary Duty: Failure to Conduct Reasonable Investigation
                        into the Sale of Central Bancorp

     58. Plaintiff Stockholders reallege and incorporate by reference paragraphs 1 through 47 of this Complaint as if fully set forth herein.

     59. Prior to the November, 2002 meeting of the Central Bancorp Board, in which the Central Bancorp Board met with financial advisors to discuss the sale of Central Bancorp, the

CUSIP No. 152418109                                          Page 39 of 44 Pages

director defendants had already decided Central Bancorp should not be sold and had so stated to all shareholders.

     60. In deciding not to sell Central Bancorp before even meeting with financial advisors at the November, 2002 Central Bancorp Board meeting, the director defendants failed to conduct a reasonable investigation into the sale of Central Bancorp.

     61. Given the prejudgment of the issue of sale by Central Bancorp Directors, the Central Bancorp Board's discussion of sale with its financial advisors at its November, 2002 meeting was illusory and not conducted in good faith. Additionally, it is clear that at this meeting, newly elected directors Goodbody and Fates, who were elected by shareholders on a platform of selling Central Bancorp, were not given a reasonable opportunity to gain an understanding of Central Bancorp and its prospects as an independent entity versus the sale of the Company.

     62. The director defendants' actions in failing to conduct a reasonable investigation into the sale of Central Bancorp were actions taken with the sole purpose of, and have the effect of, entrenching the defendant directors and officers in their current positions as directors and officers of Central Bancorp.

     63. The director defendants' actions in failing to conduct a reasonable investigation into the sale of Central Bancorp constitute a breach of the director defendants' fiduciary duty and duty of good faith.

     64. As a result of the director defendants' breach of fiduciary duty, the Stockholders have suffered damages.

     WHEREFORE, Plaintiffs request that the Court enter its orders, judgment and decrees in their favor and against the director defendants:

CUSIP No. 152418109                                          Page 40 of 44 Pages

     A. Finding that the director defendants breached their fiduciary duty by failing to conduct a good faith, reasonable investigation into the sale of Central Bancorp;

     B. Awarding plaintiffs compensatory damages in an amount to be determined at trial;

     C. Awarding plaintiffs their costs and attorneys fees incurred in prosecuting this litigation; and

     D. Awarding such other and further relief as the Court deems just and proper.

                                    COUNT IV

     Breach of Fiduciary Duty: Consenting to Central Bancorp's Reimbursement
                      of the Dohertys' Personal Legal Fees

     65. Plaintiff Stockholders reallege and incorporate by reference paragraphs 1 through 47 of this Complaint as if fully set forth herein.

     66. Sometime in the year 2001, the Dohertys started to acquire Central Bancorp's common stock with the apparent common purpose and objective of challenging the influence of PL Capital on Central Bancorp. Specifically, the Dohertys appear to have taken concerted action to acquire more Central Bancorp stock in order to thwart PL Capital from successfully seeking appointment to the Central Bancorp Board in connection with the 2002 Annual Meeting and to prevent the sale of Central Bancorp to another financial institution.

     67. The Dohertys' applications with the Federal Reserve Bank is evidence of the Dohertys' concerted action to prevent Central Bancorp's sale. On July 9, 2001, John and Joseph Doherty filed an application with the Federal Reserve Bank for approval to collectively acquire up to 20% of the common stock of Central Bancorp.

CUSIP No. 152418109                                          Page 41 of 44 Pages

     68. On August 30, 2001, John Doherty filed an application with the Federal Reserve Bank for approval to individually acquire up to 20% of Central Bancorp's common stock.

     69. On December 20, 2001, Joseph Doherty and Joseph Doherty Family LP ("JDF") filed an application with the Federal Reserve for approval of JDF to be included in the John and Joseph Doherty's filing group, which the Federal Reserve previously granted authority to collectively acquire up to 20% of Central Bancorp's common stock.

     70. The Dohertys admitted the existence of their group in their December 20, 2001 application with the Federal Reserve Board, which provides: "Mr. Doherty has been advised that it is the Federal Reserve's position that the FLP will be deemed to be acting in concert with him and his son will be therefore deemed to be part of a group acting in concert which controls more than 10% of the Company's stock if it acquires any more shares."

     71. Upon information and belief, the Dohertys as a group have acquired at least 10% and, given the Federal Reserve Bank's approval, possibly up to 20% of Central Bancorp's common stock.

     72. Section 13(d) of the Securities Exchange Act requires that any person or group acting in concert who is the beneficial owner of more than 5% of any equity security in a company with shares registered under the securities laws must file a Schedule 13D with the SEC within ten days after such acquisition.
Schedule 13D requires disclosure of information relating to the background of the acquiror, the circumstances surrounding his acquisition of the company's securities, and the purposes of the acquisition and the acquiror's plans with respect to the company.

     73. Item 4 of Schedule 13D requires the reporting group to disclose the purposes of its acquisition of the securities and any plans or proposals that relate to any of the following:

CUSIP No. 152418109                                          Page 42 of 44 Pages

          1. the acquisition by any person of additional securities of the company or the disposition of securities of the company;

          2. an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the company or any of its subsidiaries;

          3. a sale or transfer of a material amount of assets of the company or any of its subsidiaries; and

          4. any change in the present board of directors or management of the company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

     74. A person or group who has filed a Schedule 13D must promptly file an amendment to its Schedule 13D whenever any "material change occurs in the facts set forth" in a Schedule 13D filing. The reporting person or group has a continuing obligation to review the information in its Schedule 13D filing to ascertain whether material changes have occurred.

     75. Despite the admission in the December 20, 2001 Federal Reserve application that John Doherty, Joseph Doherty and the JDF had acquired up to 10% of Central Bancorp's common stock and were "acting in concert" to acquire up to 20%, the Dohertys did not immediately file a 13D with the SEC disclosing the existence and intentions of the group.

     76. In response, PL Capital advised the Dohertys that the Dohertys failed to file an appropriate 13D with the SEC.

     77. As a result of their failure to file an appropriate 13D with the SEC, the Dohertys purported to incur several thousands of dollars in legal fees.

CUSIP No. 152418109                                          Page 43 of 44 Pages

     78. Central Bancorp eventually reimbursed some or all of the Dohertys for these legal fees.

     79. Central Bancorp's reimbursement of any or all of the Dohertys for their personal legal fees incurred as a result of their violations of Section 13(d) of the Exchange Act was improper.

     80. The director defendants breached their fiduciary duty by consenting to or permitting Central Bancorp's reimbursement of any or all of the Dohertys for their personal legal fees.

     81. As a result of the director defendants' breach of fiduciary duty, the Stockholders have suffered damages.

     WHEREFORE, Plaintiffs request that the Court enter its orders, judgment and decrees in their favor and against the director defendants:

     A. Finding that the director defendants breached their fiduciary duty by consenting to Central Bancorp's reimbursement of any or all of the Dohertys for their personal legal fees;

     B. Ordering that the Dohertys return the improper reimbursement of the Dohertys' personal legal fees by Central Bancorp;

     C. Awarding plaintiffs compensatory damages in an amount to be determined at trial; D. Awarding plaintiffs their costs and attorneys fees incurred in prosecuting this litigation; and

     E. Awarding such other and further relief as the Court deems just and proper.

CUSIP No. 152418109                                          Page 44 of 44 Pages

                                    COUNT V

                         Violation of G.L.c. 93A ss. 11

     82. Plaintiff Stockholders reallege and incorporate by reference paragraphs 1 through 47 of this Complaint as if fully set forth herein.

     83. At all relevant times, both PL Capital and Central Bancorp were engaged in trade or commerce within the meaning of Mass. Gen. Laws ch. 93A.

     84. The Defendants' conduct, as described above, occurred primarily and substantially in the Commonwealth of Massachusetts.

     85. The Defendants' conduct, as described above, constitutes unfair or deceptive acts or practices within the meaning of G.L.c. 93A.

     86. The Defendants' conduct, as described above, constitutes a knowing and willful violation of G.L.c. 93A.

     87. As a result of Defendants' unfair and deceptive acts and practices, plaintiffs suffered loss of money and property.

     88. As a result of Defendants' conduct, plaintiffs are entitled to, among other things, equitable relief and an award of damages.

     WHEREFORE, Plaintiffs request that the Court enter its orders, judgment and decrees in their favor and against Defendants:

     A. Finding that Defendants violated Mass. Gen. Laws ch. 93A, Section 11;

     B. Awarding plaintiffs compensatory damages in an amount to be determined at trial;

     C. Awarding plaintiffs treble damages in accordance with Mass. Gen. Laws ch. 93A;

CUSIP No. 152418109                                          Page 45 of 44 Pages

     D. Awarding plaintiffs their costs and attorneys fees incurred in prosecuting this litigation; and

     E. Awarding such other and further relief as the Court deems just and proper.


                                     RICHARD LASHLEY and PL CAPITAL, LLC,

                                     By their attorneys,



                                     -------------------------------------------
                                     John R. Snyder, BBO# 471480
                                     Ian A. McKenny, BBO# 643799
                                     BINGHAM McCUTCHEN LLP
                                     150 Federal Street
                                     Boston, MA  02110
                                     (617) 951-8000

                                     Of Counsel:

                                     Phillip M. Goldberg (admitted pro hac vice)
                                     Foley & Lardner
                                     One IBM Plaza
                                     330 North Wabash Avenue
                                     Suite 3300
                                     Chicago, IL  60611-3608